UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For September 14, 2005

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

(Translation of registrant's name into English)

19 Benoi Road, Level 3A
Sigma Cable High Tech Complex
               Singapore 629909

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as exhibit 99.1 and incorporated by reference herein is a press release issued by the registrant on September 14, 2005.

Exhibit 99.1	Press release, dated September 14, 2005, announcing the acquisition of the registrant's shares by Pacific Electric Wire & Cable Co. Ltd. from Asset Managers Co.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
	By:	/s/ Yuan Chun Tang
Name: Yuan Chun Tang Title: Chairman and Chief Executive Officer
Date: September 14, 2005

Exhibit Index

Exhibit 99.1	Press release, dated September 14, 2005, announcing the acquisition of the registrant's shares by Pacific Electric Wire & Cable Co. Ltd. from Asset Managers Co.